EX-99.77J REVALUATION

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended December 31, 2012, the Al Frank Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Accumulated Net Investment Income/(Loss)	Accumulated Net Realized Gain/(Loss)	Paid-in Capital
Al Frank Fund	$47	$(47)	$ -
Al Frank Dividend Value Fund	(4)	4	-

The reclassifications have no effect on net assets or net asset value per share.

For the year ended December 31, 2012, the Capital Advisors Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Accumulated Net Investment Income/(Loss)	Accumulated Net Realized Gain/(Loss)	Paid-in Capital
Capital Advisors Growth Fund	$5	$(5)	$ -
TacticalShares Dynamic Allocation Fund	9	-	(9)

The reclassifications have no effect on net assets or net asset value per share.